UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                         -------------------------------



                                    FORM 11-K

(Mark One)
[ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 FOR THE PLAN YEAR ENDED
         DECEMBER 31, 1996 (NO FEE REQUIRED)

[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934


                        Commission File Number -- 0-20490

                         -------------------------------
A. Full title of the plan and address of the plan, if different from that of the issuer name below:

     The Carbide/Graphite Group, Inc. Savings Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

     The Carbide/Graphite Group, Inc.
     One Gateway Center, 19th Floor
     Pittsburgh, PA 15222

                        THE CARBIDE/GRAPHITE GROUP, INC.
                             SAVINGS INVESTMENT PLAN
            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


                                                                          Pages
Report of Independent Accountants....................................         2
Financial Statements:
  Statement of Net Assets Available for Plan Benefits
     with Fund Information as of December 31, 1996 ..................         3
  Statement of Net Assets Available for Plan Benefits
     with Fund Information as of December 31, 1995 ..................         4
  Statement of Changes in Net Assets Available for Plan Benefits
     with Fund Information for the year ended December 31, 1996......     5 - 6
  Notes to Financial Statements......................................    7 - 10

Supplemental Schedules:
  Item 27a - Schedule of Assets Held for Investment Purposes
     as of December 31, 1996.........................................        11
  Item 27d - Schedule of Reportable Transactions
     for the year ended December 31, 1996............................        12

REPORT OF INDEPENDENT ACCOUNTANTS

To the Pension Committee of
The Carbide/Graphite Group, Inc.
Savings Investment Plan:

We have audited the financial statements and supplemental schedules of The Carbide/Graphite Group, Inc. Savings Investment Plan (Plan) as of December 31, 1996 and 1995 and for the year ended December 31, 1996, as listed in the accompanying index on Page 1. These financial statements and supplemental schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on those financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) Schedule of Assets Held for Investment Purposes and (2) Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the financial statements is presented for the purpose of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                             /s/ Coopers & Lybrand L.L.P.


Pittsburgh, Pennsylvania
June 12, 1997

                        THE CARBIDE/GRAPHITE GROUP, INC.
                             SAVINGS INVESTMENT PLAN
               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                              WITH FUND INFORMATION
                                December 31, 1996




                                     George       Putnam                                                 Putnam         Putnam
                                     Putnam      Fund For       Putnam       Putnam      Guaranteed       New        International
                                    Fund Of     Growth and      Income      Voyager        Income     Opportunities     Growth
                                     Boston       Income         Fund         Fund          Fund          Fund           Fund
                                  -------------------------------------------------------------------------------------------------

           ASSETS


Investments, at value (Note 3)     $ 2,626,242   $ 8,625,760  $ 2,746,749  $ 4,894,682  $   9,520,705  $  5,849,858  $ 1,369,979
                                  -------------------------------------------------------------------------------------------------
Net assets available for plan
  benefits                         $ 2,626,242   $ 8,625,760  $ 2,746,749  $ 4,894,682  $   9,520,705  $  5,849,858  $ 1,369,979
                                  =================================================================================================

                                                  Carbide/
                                                  Graphite
                                      Loan         Common
                                      Fund          Stock       Total
                                  ---------------------------------------
           ASSETS


Investments, at value (Note 3)    $   1,889,150  $ 814,077  $ 38,337,202
                                  ---------------------------------------
Net assets available for plan
  benefits                        $   1,889,150  $ 814,077  $ 38,337,202
                                  =======================================







    The accompanying notes are an integral part of the financial statements.

                        THE CARBIDE/GRAPHITE GROUP, INC.
                             SAVINGS INVESTMENT PLAN
               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                              WITH FUND INFORMATION
                                December 31, 1995



                                    American   20th Century       Mentor        PNC        Guaranteed    PNC Money
                                     Mutual        Ultra        Perpetual     Balanced       Income        Market        Loan
                                      Fund       Investors       Global A   Institutional     Fund          Fund         Fund
                                  -------------------------------------------------------------------------------------------------

           ASSETS

Investments, at value (Note 3)     $ 6,071,820   $ 1,556,398  $    555,688 $    248,131  $ 24,300,807  $     215,065 $ 1,977,638

Receivables:

  Employer's contributions                   -            -             -            -         46,504              -           -
  Employees' contributions              48,716       20,732          7,437        3,508        72,518          2,022           -
                                  -------------------------------------------------------------------------------------------------

    Total assets                     6,120,536    1,577,130        563,125      251,639    24,419,829        217,087   1,977,638
                                  -------------------------------------------------------------------------------------------------

Net assets available for plan
  benefits                         $ 6,120,536   $ 1,577,130  $    563,125 $    251,639  $ 24,419,829  $     217,087 $ 1,977,638
                                  =================================================================================================




                                       Total
                                  --------------
           ASSETS

Investments, at value (Note 3)     $ 34,925,547

Receivables:

  Employer's contributions               46,504
  Employees' contributions              154,933
                                  --------------

    Total assets                     35,126,984
                                  --------------

Net assets available for plan
  benefits                         $ 35,126,984
                                  ==============







    The accompanying notes are an integral part of the financial statements.

                        THE CARBIDE/GRAPHITE GROUP, INC.
                      SAVINGS INVESTMENT PLAN STATEMENT OF
               CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                             WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1996


                                                      20th            Mentor                                             PNC
                                    American         Century         Perpetual          PNC          Guaranteed         Money
                                     Mutual           Ultra           Global          Balanced         Income           Market
                                      Fund          Investors            A         Institutional        Fund             Fund
                                ---------------------------------------------------------------------------------------------------

ADDITIONS:
Interest and dividend income         $68,650          $4,832             $916          $3,474         $647,831            $489
Net appreciation (depreciation)
 in fair value of investments        192,475         127,129           56,523           6,543          737,680           3,993
Employer's contributions                   -               -                -               -          126,273               -
Employees' contributions             144,110          57,410           18,378          10,909          385,897           6,908
                                ---------------------------------------------------------------------------------------------------
   Total additions                   405,235         189,371           75,817          20,926        1,897,681          11,390
                                ---------------------------------------------------------------------------------------------------

DEDUCTIONS:
Withdrawals                         (121,517)        (73,436)          (2,416)              -       (2,695,564)         (2,323)
                                ---------------------------------------------------------------------------------------------------
   Total deductions                 (121,517)        (73,436)          (2,416)              -       (2,695,564)         (2,323)
                                ---------------------------------------------------------------------------------------------------
Transfer for loans,
 net of repayments                   (40,041)        (18,573)          (5,753)              -          (72,007)         (7,003)
Inter-fund transfers              (6,364,213)     (1,674,492)        (630,773)       (272,565)     (14,029,234)       (219,151)
                                ---------------------------------------------------------------------------------------------------
Net change in fund balance        (6,120,536)     (1,577,130)        (563,125)       (251,639)     (14,899,124)       (217,087)
Net assets available for
 plan benefits, beginning of
 plan year                         6,120,536       1,577,130          563,125         251,639       24,419,829         217,087
                                ---------------------------------------------------------------------------------------------------
Net assets available for
 plan benefits, end of
 plan year                                $-              $-               $-              $-       $9,520,705             $-
                                ===================================================================================================


                                                  George
                                                  Putnam
                                    Loan          Fund Of          Totals
                                    Fund          Boston          Forward
                                --------------------------------------------
ADDITIONS:
Interest and dividend income      $115,125      $193,023       $1,034,340
Net appreciation (depreciation)
 in fair value of investments            -        66,305        1,190,648
Employer's contributions                 -       100,678          226,951
Employees' contributions                 -       105,846          729,458
                                --------------------------------------------
   Total additions                 115,125       465,852        3,181,397
                                --------------------------------------------

DEDUCTIONS:
Withdrawals                         (7,745)      (16,101)      (2,919,102)
                                --------------------------------------------
   Total deductions                 (7,745)      (16,101)      (2,919,102)
                                --------------------------------------------
Transfer for loans,
 net of repayments                  71,815       (22,701)         (94,263)
Inter-fund transfers              (267,683)    2,199,192      (21,258,919)
                                --------------------------------------------
Net change in fund balance         (88,488)    2,626,242      (21,090,887)
Net assets available for
 plan benefits, beginning of
 plan year                       1,977,638             -       35,126,984
                                --------------------------------------------
Net assets available for
 plan benefits, end of
 plan year                      $1,889,150    $2,626,242      $14,036,097
                                ============================================

                                  (Continued)

    The accompanying notes are an integral part of the financial statements.

                        THE CARBIDE/GRAPHITE GROUP, INC.
                      SAVINGS INVESTMENT PLAN STATEMENT OF
                CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                              WITH FUND INFORMATION
                FOR THE YEAR ENDED DECEMBER 31, 1996 -- Continued

                                                            Putnam
                                                             Fund                                                     Putnam
                                                              For              Putnam              Putnam               New
                                         Totals           Growth and           Income             Voyager          Opportunities
                                         Forward            Income              Fund                Fund               Fund
                                    -----------------------------------------------------------------------------------------------


 ADDITIONS:
 Interest and dividend income          $1,034,340           $658,169            $99,308            $316,358            $45,030
 Net appreciation (depreciation)
  in fair value of investments          1,190,648            384,536             92,849            (160,245)          (100,994)
 Employer's contributions                 226,951            319,645             91,909             298,965            379,633
 Employee's contributions                 729,458            323,605             84,287             297,735            369,804
                                    -----------------------------------------------------------------------------------------------
    Total additions                     3,181,397          1,685,955            368,353             752,813            693,473
                                    -----------------------------------------------------------------------------------------------

 DEDUCTIONS:
 Withdrawals                          (2,919,102)           (285,917)           (11,416)           (251,274)          (403,771)
                                    -----------------------------------------------------------------------------------------------
   Total deductions                   (2,919,102)           (285,917)           (11,416)           (251,274)          (403,771)
                                    -----------------------------------------------------------------------------------------------
 Transfer for loans,
  net of repayments                      (94,263)             28,752            (19,119)             31,889             37,566
 Inter-fund transfers                (21,258,919)          7,196,970          2,408,931           4,361,254          5,522,590
                                    -----------------------------------------------------------------------------------------------
   Net change in fund balance        (21,090,887)          8,625,760          2,746,749           4,894,682          5,849,858

   Net assets available for
    plan benefits, beginning of
    plan year                         35,126,984                   -                  -                   -                  -
                                    -----------------------------------------------------------------------------------------------
   Net assets available for
    plan benefits, end of
    plan year                        $14,036,097          $8,625,760         $2,746,749          $4,894,682         $5,849,858
                                    ===============================================================================================

                                                      Carbide/
                                     International    Graphite
                                         Growth        Common
                                          Fund          Stock         Total
                                    -------------------------------------------
 ADDITIONS:
 Interest and dividend income          $14,517             $-       $2,167,722
 Net appreciation (depreciation)
  in fair value of investments          92,159        125,258        1,624,211
 Employer's contributions               83,443         45,606        1,446,152
 Employee's contributions               87,539         38,877        1,931,305
                                    -------------------------------------------
    Total additions                    277,658        209,741        7,169,390
                                    -------------------------------------------

 DEDUCTIONS:
 Withdrawals                           (78,726)        (8,966)      (3,959,172)
                                    -------------------------------------------
   Total deductions                    (78,726)        (8,966)      (3,959,172)
                                    -------------------------------------------
 Transfer for loans,
  net of repayments                     15,195            (20)               -
 Inter-fund transfers                1,155,852        613,322                -
                                    -------------------------------------------
   Net change in fund balance        1,369,979        814,077        3,210,218

   Net assets available for
    plan benefits, beginning of
    plan year                                -              -       35,126,984
                                    -------------------------------------------
   Net assets available for
    plan benefits, end of
    plan year                       $1,369,979       $814,077      $38,337,202
                                    ===========================================


     The accompanying notes are an integral part of the financial statements

                        THE CARBIDE/GRAPHITE GROUP, INC.
                             SAVINGS INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS

1.  Description of Plan and Benefits

     The Carbide/Graphite Group, Inc. Savings Investment Plan (the Plan), established as of August 1, 1988, is a defined contribution plan covering eligible salaried employees following the third monthly anniversary of their employment date. The Plan is administered by the Pension Committee which consists of three members who are appointed by The Carbide/Graphite Group, Inc.'s (the Company) Board of Directors.

     Generally, the Plan provides that employees may make regular contributions of 2% to 16% of their salaries on a before-tax, after-tax or combined basis, subject to limitations specified in the Internal Revenue Code. Employees direct that their contributions be invested in the funds offered by the Plan. During May 1996, the trustee was changed from PNC Bank to Putnam Investments, and the investment funds offered by the plan were converted from the American Mutual Fund, 20th Century Ultra Investors, Mentor Perpetual Global A, PNC Balanced Fund, and the PNC Money Market Fund to the George Putnam Fund of Boston, Putnam Fund for Growth and Income, Putnam Income Fund, Putnam Voyager Fund, Putnam New Opportunities Fund, Putnam International Growth Fund, and Carbide/Graphite Common Stock. The Guaranteed Income Fund and Loan Fund remained investment options throughout 1996. Contributions may be invested entirely in one fund or allocated among the funds, subject to allocation limitations set forth in the Plan. Changes in allocation of future contributions and transfers of presently invested contributions among funds are permitted pursuant to the Plan provisions. Such changes and transfers are executed by plan participants through on-line record keeping functions provided by PNC Bank, through May 1996 and by Putnam Investments from May 1996 through December 31, 1996.

     The Company contributes to the Plan at the rate of 50% of the employees' contributions up to 6% of the employees' salary. Company profit-sharing contributions made on behalf of each participant who is an employee during the fiscal year shall be based on the individual's pay rate as of July 31 of such fiscal year. Additional employer contributions may be made at the discretion of the Board of Directors based on the Company's current year financial performance. In no event, however, shall such contributions for any year exceed the maximum amount deductible under the provisions of the Internal Revenue Code.

     Income on employee contributions and employer contributions is allocated to participants' employee and employer accounts based on the relationship of each participant's account to the total of all participants' accounts. Participants are fully vested in the value of their contributions and related investment income at all times. They become fully vested in their allocated share of employer contributions and related investment income after four years of service. Employer contributions forfeited by participants not vested at their termination date will be used to reduce future Company contributions.

     Withdrawals from the Plan are permitted under the various options as more fully described in the Plan document.

                        THE CARBIDE/GRAPHITE GROUP, INC.
                             SAVINGS INVESTMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS--Continued

     Reference should be made to the Plan document for additional information concerning contributions, eligibility, allocation of income, withdrawals, vesting and other important features of the Plan. Although there is not a present intent to do so, the Company has reserved the right to terminate or partially terminate the Plan and, upon termination, all participants will become fully vested in any funds which have been allocated to them.


2.   Summary of Significant Accounting Policies

     The financial statements of the Plan have been prepared in conformity with generally accepted accounting principles. The following are the significant accounting policies followed by the Plan:

     Use of Estimates

          The preparation of the Plan's financial statements in conformity with generally accepted accounting principles require the plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.


     Risks and Uncertainties

          The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of net assets available for plan benefits with fund information.


     Investment Valuation

          Investments in the Guaranteed Income Fund are stated at contract value. Contract value represents contributions made under the Plan, plus interest income, less benefits paid to participants. The crediting interest rates on outstanding contracts as of December 31, 1996 and 1995 ranged from 6.95% to 7.00% and 5.91% to 8.21%, respectively. The average yield on outstanding contracts during the years ended December 31, 1996 and 1995 was approximately 6.97% and 7.00%, respectively. Investments in the George Putnam Fund of Boston, Putnam Fund for Growth and Income, Putnam Income
     Fund, Putnam Voyager Fund, Putnam New Opportunities Fund, Putnam International Growth Fund, and Carbide/Graphite Common Stock Fund are valued based on the market values of the underlying investments in these funds. The net appreciation (depreciation)

                        THE CARBIDE/GRAPHITE GROUP, INC.
                             SAVINGS INVESTMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS--Continued

      in fair value of investments represents the net realized and unrealized gain or loss in the underlying investments of these funds.

           Investments in the Putnam Stable Value Fund are stated at cost, which approximates market value.

           Participant loans included in the Loan Fund are stated at net realizable value (total borrowings less repaid principal).

           Accrued interest and dividends due each fund are reflected as a component of investments, at value in the statement of net assets available for plan benefits with fund information as of December 31, 1996 and 1995.


      Administrative Expenses

           Administrative expenses of the Plan, including trustee, legal, and audit fees, are paid by the Company and, as such, are not expenses of the Plan.


3.       Investments

     The following is a brief description of the types of investments held by each fund as of December 31, 1996:


George Putnam Fund of              Invests in a diversified portfolio of stocks
 Boston                             and bonds.

Putnam Fund for                    Invests in a diversified  portfolio of stocks
 Growth and Income                  and fixed income securities.


Putnam Income Fund                 Invests   in    government
                                    obligations and corporate debt securities.

Putnam Voyager Fund                Invests   in    government
                                    obligations and corporate debt securities.

Putnam New                         Invests in common stocks of companies within
 Opportunities Fund                 certain emerging industry groups.

Putnam International               Invests in securities of companies located
 Growth Fund                        outside the United States and North America.

Carbide/Graphite                   Invests in shares of Carbide/Graphite Group,
 Common Stock Fund                  Inc. company stock.

Guaranteed Income                  Invests in guaranteed investment contracts
 Fund                               with insurance companies.

                        THE CARBIDE/GRAPHITE GROUP, INC.
                             SAVINGS INVESTMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS--Continued

     Investments greater than 5% of the net assets available for plan benefits as of the end of the Plan year (at market/contract value) are as follows:

George Putnam Fund of Boston                                 $2,626,242
Putnam Fund for Growth and Income                             8,625,760
Putnam Income Fund                                            2,746,749
Putnam Voyager Fund                                           4,894,682
Aetna Life Insurance Company Guaranteed
 Investment Contract                                          3,630,610
Aetna Life Insurance Company Guaranteed
 Investment Contract                                          5,823,955
Putnam New Opportunities Fund                                 5,849,858


4.   Participant Loans

     Loans are available to all participants subject to provisions set forth in the Plan document. The loans bear interest at the prime rate in effect at the time of the borrowing and remain fixed for the term of the loan. Loan terms and repayment policies are designed to be in compliance with the requirements of
Section 401(k) of the Internal Revenue Code.

     For the year ended December 31, 1996, new participant loans were made in the amount of $949,950 which were partially offset by principal and interest payments of $878,135.


5.   Tax Status

     The Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, and the regulations issued thereunder, and the Plan is thereby tax-exempt within the meaning of Section 501(a) of the Internal Revenue Code.

                        THE CARBIDE/GRAPHITE GROUP, INC.
                            SAVINGS INVESTMENT PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 1996




                                                                 Face
                                                                Value/
                                                                Number
                                            Maturity              Of              Interest                              Market
                                              Date              Shares              Rate               Cost             Value
                                          -----------------------------------------------------------------------------------------

George Putnam Fund Of Boston                   -                160,137              -             $2,566,350         $2,626,242
Putnam Fund For Growth and Income              -                478,677              -              8,288,788          8,625,760
Putnam Income Fund                             -                391,833              -              2,657,985          2,746,749
Putnam Voyager Fund                            -                303,640              -              5,045,504          4,894,682
Putnam Guaranteed Income Fund:
    Putnam Stable Value Fund                   -                $66,140              -                 66,140             66,140
    Aetna Life Insurance Company
      Guaranteed Investment Contract       12/31/97          $3,630,610             6.95%           3,630,610          3,630,610
    Aetna Life Insurance Company
      Guaranteed Investment Contract       12/31/97          $5,823,955             7.00            5,823,955          5,823,955
Putnam New Opportunities Fund                  -                143,979              -              5,941,654          5,849,858
Putnam International Growth Fund               -                 91,150              -              1,280,660          1,369,979
Loan Fund                                      -             $1,889,150         7.30 - 11.50        1,889,150          1,889,150
Carbide/Graphite Common Stock                  -                 41,482              -                754,024            814,077
                                                                                                ===================================
     Total                                                                                        $37,944,820        $38,337,202
                                                                                               ====================================

                        THE CARBIDE/GRAPHITE GROUP, INC.
                            SAVINGS INVESTMENT PLAN
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996




                                                                    Number of      Purchase      Number of      Sales
Identity of Party      Description of Assets                        Purchases       Value          Sales       Proceeds
-----------------------------------------------------------------------------------------------------------------------------------

Putnam Investments     George Putnam Fund of Boston                       42      $2,825,268(1)      35        $629,330(2)
Putnam Investments     Putnam Fund For Growth and Income                  70       5,785,460(1)      60       3,707,413(1)
Putnam Investments     Putnam Income Fund                                 37       3,007,737(1)      32         353,836(2)
Putnam Investments     Putnam Voyager Fund                                66       4,764,505(1)      53       1,510,917(2)
Putnam Investments     John Hancock Mutual Life
                         Guaranteed Investment Contract                    1         309,850(2)       5       5,913,216(1)
Putnam Investments     Aetna Life Insurance Company
                         Guaranteed Investment Contract                    -               -          1       3,492,023(1)
Putnam Investments     Allstate Life Insurance Company
                         Guaranteed Investment Contract                    -               -          1       4,333,917(1)
Putnam Investments     Putnam Stable Value Fund                           49       7,000,325(1)      66       6,989,659(1)
Putnam Investments     Putnam New Opportunities Fund                      72       6,705,827(1)      47         754,975(2)
Putnam Investments     Putnam International Growth Fund                   50       1,169,175(1)      26         523,267(2)
Putnam Investments     Carbide/Graphite Common Stock                      43       1,297,348(2)      31         608,530(2)
PNC Bank               20th Century Ultra Investors                       28         354,606(2)      15       2,038,108(1)
PNC Bank               American Mutual Fund                               33         641,401(2)      30       6,905,659(1)



                                                                                   Current       Current
                                                                                  Value of      Value of
                                                                                  Assets on     Assets on
                                                                    Cost of      Acquisition    Disposal         Net
Identity of Party      Description of Assets                       Assets Sold      Date           Date       Gain/(Loss)
--------------------------------------------------------------------------------------------------------------------------

Putnam Investments     George Putnam Fund of Boston                  $622,918    $2,825,268      $629,330     $6,412
Putnam Investments     Putnam Fund For Growth and Income            3,659,849     5,785,460     3,707,413     47,564
Putnam Investments     Putnam Income Fund                             349,752     3,007,737       353,836      4,084
Putnam Investments     Putnam Voyager Fund                          1,520,340     4,764,505     1,510,917     (9,423)
Putnam Investments     John Hancock Mutual Life
                         Guaranteed Investment Contract             5,913,216       309,850     5,913,216          -
Putnam Investments     Aetna Life Insurance Company
                         Guaranteed Investment Contract             3,492,023             -     3,492,023          -
Putnam Investments     Allstate Life Insurance Company
                         Guaranteed Investment Contract             4,333,917             -     4,333,917          -
Putnam Investments     Putnam Stable Value Fund                     6,989,659     7,000,325     6,989,659          -
Putnam Investments     Putnam New Opportunities Fund                  764,174     6,705,827       754,975     (9,199)
Putnam Investments     Putnam International Growth Fund               520,427     1,169,175       523,267      2,840
Putnam Investments     Carbide/Graphite Common Stock                  543,324     1,297,348       608,530     65,206
PNC Bank               20th Century Ultra Investors                 1,650,889       354,606     2,038,108    387,219
PNC Bank               American Mutual Fund                         6,115,209       641,401     6,905,659    790,450




(1) Represents a series of transactions, one of which individually exceeds 5% of the current value of plan assets at the beginning of the year.
(2) Represents a series of transactions, none of which individually exceeds 5% of the current value of plan assets at the beginning of the year.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, on June 27, 1997.

                                             THE CARBIDE/GRAPHITE GROUP, INC.
                                                 SAVINGS INVESTMENT PLAN


                                             By:  /s/  Walter E. Damian
                                             --------------------------------
                                                  Walter E. Damian
                                                  Plan Adminstrator